Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC an amended Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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HEAR FROM MEL KARMAZIN, CEO OF SIRIUS RADIO.
PLAY

70% Support New Programming Packages
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SIRIUS and XM Announce Post Merger Pricing Plans.
Click here to learn more...

WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?
Just groups representing about every race, creed, religion and political affiliation, that's all.
see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SIRIUS

SAME RADIOS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

IN THE NEWS

Consumers Will Benefit from Merged Satellite Radio Company Say Leading Consumer Electronic Retailers

Karmazin Underscores Consumer Choice Plans
Radio and Records

Bank says XM•Sirius merger will happen
Rapid TV News

Anti Merger Camp Stacks Deck
SIRIUS Buzz

Get It On, XM and Sirius
Motley Fool

Sirius And XM Publish Consumer Study
TWICE

Satellite Radio Wedding Album
The Motley Fool

Satellite Radio Should Cross Signals, Ex-F.C.C. Chair Says
New York Times

Competitive Electronics
New York Sun

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

Bank says XM+Sirius merger will happen
Chris Forrester
3/17/2007
Rapid TV News
Shares in Sirius Satellite Radio and rival XM jumped last week on the back of a positive report from investment bankers Cowen & Co’s senior analyst Thomas Watts saying it looks likely that their planned merger would win Department of Justice (DoJ) approval.
In fact anyone buying into XM back in the summer, when the company’s share price was in the $11-$12 range, would have seen a beneficial return on their investment with the price in the $14.80 region on Friday.
Much the same applies to Sirius, at $2.90 this past summer and now at $3.50. Market sentiment was also helped last week when a former Federal Communications Commission (FCC) chairman, Mark Fowler, said the two operators should be allowed to merge. “If the two satellite radio companies, each only several years old, need to combine to be more effective competitors in an audio entertainment marketplace teeming with technological change and innovation, the government should not stand in the way,” said Fowler.
The positive view is being taken because if the DoJ gives a go-ahead, then it is a given that the FCC is likely to follow with a similar decision. The market expectation is that a decision will be made within the next 30-60 days. — (c) Rapid TV News 2007

Karmazin Underscores Consumer Choice Plans
Jeffrey Yorke
Radio and Records
September 18, 2007
To hear Sirius Satellite Radio CEO Mel Karmazin (pictured) tell it, a merger between his company and competitor XM Satellite Radio will produce “hundreds of millions of dollars in savings” based on the findings of a third party contractor that, for “antitrust reasons,” according to Karmazin, has been hired by the two companies to review each company’s private papers and determine where duplication of costs can be saved in new synergies.
Karmazin told the Merrill Lynch Media and Entertainment Global Investor Conference in Marina del Rey, Calif., Monday morning (Sept. 17) that a merger between Sirius and XM will mean “more choices and better prices.” Karmazin emphasized that once the proposed $13.6 billion merger is cleared by federal regulators — which he hopes is by year’s end — consumers will have their choice of “more, lower-priced packages after the merger that will generate more subscribers and more revenue.” He also noted that sports fans will not only have more choices, but will be able to get NFL football and Major League Baseball on the same radio. He added, “A la carte pricing lets the consumer decide how much will be spent on radio.”
Karmazin seemed a bit peeved that the $13.6 billion satellite merger proposal had attracted four congressional hearings earlier this year while no Congressional hearings have been conducted for the proposed $80 billion Bell South-AT&T merger.
Karmazin told analysts that advertising revenue for Sirius “is about 4% to 5% of our overall revenues. I’d like to see that get up to 10% of our revenues.” Karmazin noted that Sirius’ programmers will not add advertising to the company’s popular spot-free music channels because that is the lure from terrestrial that has the satcaster gaining subscribers every quarter. Karmazin said Sirius claimed 75% of the new satellite subscribers last quarter and expects to end 2007 with more than 8 million. Karmazin said most consumers are so unhappy with the amount of commercials on terrestrial radio that it is a driver to satellite radio. “Putting commercials on music channels will disadvantage us, so we are committed to not putting commercials on our music channels,” he said.
He reported that only 3.7% of the market is subscribing to satellite radio. “The way we are going to grow our business is to grow the subscriber base and cut our subscriber acquisition costs.” He expects to reduce the SAC to less than $100 by year’s end. Sirius has enjoyed dual streams of revenues with advertising and subscriber’s monthly fees. Sirius’ had free cash flow in the fourth quarter of 2007 and Karmazin says it remains on that path today.

Karmazin said Sirius was the fifth fastest-growing radio company during the first half of 2007 with $431 million in revenue, with “pro forma” growth of 55.5%. Clear Channel topped winners with $1.7 billion in revenues, with pro forma growth at 2%; CBS had $861 million in revenues with a growth loss of 4.5%; XM had $541 million with 24.2% growth; Citadel, $465 million, minus 2.4%; Sirius; then Entercom with $225 million and flat growth; Cox Radio, $219 million, 1.9% growth; Univision Radio, $204 million, 15.4% growth; Radio One, $163 million, -3% growth; Cumulus, $160 million, 0.3% growth; and Emmis Radio, $122 million, with growth off by 5.8%.
Karmazin said Sirius has launched its Backseat TV service with three live video channels being sent to a car antenna the size of a hockey puck and that receivers in new cars are being included in Chryslers rolling off the assembly line right now. Aftermarket units will be available shortly.
NAB and terrestrial broadcasters have been battling SoundExchange over the rate they would be paying for streaming music on the Internet and paying a new fee for songs broadcast over the air. Karmazin, always ready to enjoy a poke at the NAB, noted how satellite broadcasters pay royalty fees to ASCAP, BMI and SoundExchange. “Our feeling is that we compete with terrestrial radio and they ought to pay SoundExchange to air recordings.”
Asked if Sirius would renegotiate new, less expensive air-rights deals with the NFL, NASCAR and other sports networks, Karmazin said the satcaster would honor all of the current contracts and that he does not believe that the current deals are “expensive,” considering the number of subscribers they attract to Sirius.

Karmazin: XM-Sirius Merger ‘Good For The Country’
Radio Ink
September 18, 2007
LOS ANGELES — September 18, 2007: Sirius Satellite Radio CEO Mel Karmazin accentuated the positive in an early-morning presentation at the Merrill Lynch Media & Entertainment Conference at the Ritz Carlton in Marina del Rey Monday, pointing to Sirius’ revenue growth, its consumer-satisfaction rates, and its free-cash-flow prospects — and, of course, its proposed merger with XM Satellite Radio, which he hopes will be completed by the end of this year.
Karmazin began by pointing out, “We compete with terrestrial radio, Apple iPods — we know we’re part of a robust audio entertainment market.”
After running through a brief company timeline, beginning with its 1990 launch as CD Radio, Karmazin said,“For those of you who have not yet decided that it’s worth paying for radio, our customer-satisfaction level is over 92 percent.”
Karmazin went on to describe Sirius’ OEM automaker partners — including DaimlerChrysler and Mercedes Benz — as “very committed and very enthusiastic about being involved with our company.” He said, “They think we help them sell cars.” He noted that, in 2005, the company’s OEM partners were installing Sirius in 10 percent of their new vehicles and that, this year, the figure has risen to 40 percent.
Moving on to revenue growth, Karmazin emphasized Sirius’ place in the competitive arena, saying, “We compete with the Clear Channels and CBS’s of the world, and ... we are the fifth-largest radio-revenue company today.” He went on, “There is a radio-revenue company out there that has humongous growth rates, and it’s us.”
Karmazin did admit, “One of the issues for us is that we don’t have any cash flow” but said subscriber-acquisition costs are “dropping significantly,” down from about $177 per acquisition to about $100. He noted that Sirius said after adding Howard Stern two years ago that its “content was complete,” and added, “There is no more expensive content out there that our company needs ... Now what we’re focused on is generating all of that revenue so that we get over the hurdle of those high, fast costs.”
Moving on to address the merger directly, Karmazin briefly described the DOJ criteria for merger approval and said, “We don’t feel that the government should feel the merger is anticompetitive.” The efficiencies to be gained by a merged Sirius and XM, he said, would lead to lower costs to consumers, and that’s “good for the country.”
Karmazin said, “Over the next few months, we expect to get, and we are optimistic that we will get, FCC approval, we will get DOJ approval, we will have a shareholder meeting and get our shareholder vote, and we hope that the merger will close by year’s end.”
Describing the merger’s expected benefits, Karmazin noted the a la carte packages, starting at $6.99 a month, the combined satcasters plan to offer, saying the added subscribers the lower prices will draw will represent a new revenue opportunity.
Additionally, he said, the merger will accelerate technological innovation to let XM-Sirius better compete in a “very robust entertainment market, especially against terrestrial radio,” and will provide “extraordinary” cost synergies — of between $3 billion and $7 billion — that will both benefit shareholders and be passed along to consumers in the form of lower prices.

In addition, the “Merger Resources” page of the website also contains a link to the following information included on the website:

September 19, 2007	For Immediate Release
The Tennessee Conservative Union Declares Support for SIRIUS
Satellite Radio and XM Satellite Radio Merger
Knoxville, TN -The Tennessee Conservative Union, the state’s oldest and largest conservative organization with more than 15,000 members statewide, has declared its support for the merger of SIRIUS Satellite Radio and XM Satellite Radio.
TCU Chairman Lloyd C. Daugherty cited three reasons for support of the merger:
“Competition makes everybody and everything better. New technology and a new approach should not be denied to the market,” he said.
“Secondly, this merger provides more programming and more choices for the consumer.” Daugherty continued, “We are a nation that cherishes a diversity of choices. A merger between SIRIUS and XM would be a remarkable step forward to achieve just that”.
“The Tennessee Conservative Union also believes that a SIRIUS-XM merger would cause traditional radio stations to focus on local programming. The trend of the last decade for large corporate radio companies to purchase local stations, to dismiss homegrown talent and local employees and then simply switch on syndicated programming has not been healthy for the industry or for the community”, Daugherty said. “The merger between SIRIUS and XM will make all radio better.”
“Radio is America’s town hall”. Daugherty said “Its where we meet, talk and share the culture. This merger will create an even more effective venue for America’s local and national town hall.”
The TCU is calling on the Tennessee Congressional Delegation to do what’s right for the consumer, local radio and to be consistent with America’s free enterprise philosophy and support the merger between SIRIUS Satellite Radio and XM Satellite Radio.
For More Information Contact Lloyd C. Daugherty (854)
947-5931 or lloydd@comcast.net